Exhibit 3.2

CERTIFICATE OF AMENDMENT

to the

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

of

PICARD MEDICAL, INC.

July 2, 2025

Picard Medical, Inc. (the “Company”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify as follows:

1. The name of the Company is Picard Medical, Inc. The Certificate of Incorporation of the Company was originally filed with the Secretary of State of the State of Delaware on April 8, 2021, and amended and restated on September 28, 2021 (as amended and restated, the “Certificate of Incorporation”).

2. Article IV the Certificate of Incorporation is hereby amended by amending and restating the first paragraph as follows:

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 150,000,000 shares of Common Stock, $0.0001 par value per share (“Common Stock”) and (ii) 30,000,000 shares of Preferred Stock, $0.0001 par value per share (“Preferred Stock”).

Article IV of the Certificate of Incorporation is further amended by adding the following section A(3):

3. Upon the filing (the “Effective Time”) of the Certificate of Amendment to this Certificate of Incorporation pursuant to the Section 242 of the DGCL, each one (1) share of the Company’s Common Stock, issued and outstanding immediately prior to the Effective Time (the “Old Common Stock”) shall automatically without further action on the part of the Company or any holder of Old Common Stock, be reclassified, combined, converted and changed into two and two tenths (2.2) fully paid and nonassessable share of Common Stock (the “New Common Stock”), subject to the treatment of fractional share interests as described below (the “Forward Stock Split”). The conversion of the Old Common Stock into New Common Stock will be deemed to occur at the Effective Time. From and after the Effective Time, certificates representing the Old Common Stock shall represent the number of shares of New Common Stock into which such Old Common Stock shall have been converted pursuant to the Certificate of Amendment. Holders who otherwise would be entitled to receive fractional share interests of New Common Stock upon the effectiveness of the Reverse Stock Split shall be entitled to receive a whole share of New Common Stock in lieu of any fractional share created as a result of such Reverse Stock Split.

3. This Certificate of Amendment was duly adopted in accordance with the provisions of Section 242 of the DGCL by the directors and stockholders of the Company.

4. This Certificate of Amendment shall become effective at 9:01 a.m. Eastern Time on July 3, 2025.

[signature page follows]

IN WITNESS WHEREOF, the Company has caused this Certificate of Amendment to be duly adopted and executed in its corporate name and on its behalf by its duly authorized officer as of the date first written above.

Picard Medical, Inc.

By:	/s/ Patrick NJ Schnegelsberg
Name:	Patrick NJ Schnegelsberg
Title:	Chief Executive Officer